Mayer Brown LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

November 4, 2011	Main Tel +1 713 238 3000
Main Fax +1 713 238 4888
www.mayerbrown.com

Dallas Parker
Direct Tel +1 713 238 2700
Direct Fax +1 713 238-4700
BY EDGAR	dparker@mayerbrown.com

Anne Nguyen Parker
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bonanza Creek Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 26, 2011
File No. 333-174765

Dear Ms. Parker:

On behalf of the above-captioned registrant (the “Company”), enclosed for your information and review are responses to the comments from the staff of the Commission (the “Staff”) set forth in your letter dated September 12, 2011 with respect to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”).  Set forth below are the Company’s responses to the Staff’s comments.  Concurrently with the delivery of this letter, the Company is submitting (via EDGAR) Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects changes made to the Registration Statement in response to the Staff’s comments.  Courtesy copies of this letter and Amendment No. 3 (specifically marked to show the changes thereto) are being submitted to the Staff.

This letter is submitted to respond on a point-by-point basis to the Staff’s comments.  Each of the Staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response in bold face type (with page references to Amendment No. 3).  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

COMMISSION COMMENTS FOLLOWED BY COMPANY RESPONSES

General

1.                                       We note your response to prior comment 1 from our letter dated August 12, 2011 and comments 2 and 39 in our letter dated July 6, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Acknowledged

Financial Statements

Bonanza Creek Energy Inc.

2.                                       Please revise the index to indicate that you are presenting BCEI’s unaudited interim period financial statements as of June 30, 2011 and for the six month ended June 30, 2011.

Response:

As requested, the Index to Financial Statements on page F-1 of Amendment No. 3 has been revised to indicate that BCEI’s unaudited interim period financial statements are presented as of June 30, 2011 and for the six months ended June 30, 2011.

Bonanza Creek Energy Company, LLC

Note 13 Disclosures about Oil and Gas Producing Activities (unaudited), page F-52

3.                                       Please provide explanations for the significant changes in extensions and discoveries during 2008 to comply with FASB ASC paragraph 932-235-50-5.

Response:

As requested, on page F-53 of Amendment No. 3 we have provided an explanation for the significant changes in extensions and discoveries during 2008.  Extensions and discoveries are mainly for additions to the PUD count at the Dorcheat Macedonia field in Arkansas based on drilling 5 infill wells in mid to late 2008 and geologic and reservoir analysis of the Dorcheat reservoir to better understand the ability to down-space development of the field. Since the early 2000s, down-spaced wells had been drilled in the field, and further analysis of the lenticular nature of the reservoir supported down-spacing across the reservoir. Based on the drilling and reservoir analysis, 163 locations were added to the reserve report as new infill PUD locations. These account for 5,519 MBbls and 9,179 MMcf. The remainder of the extensions and discoveries is from 2008 drilling in the DJ Basin and the additional locations that were placed in proved reserves as a result of the successful wells drilled.

Engineering Comments

Proved Undeveloped Reserves, page 77

4.                                       As previously requested in our prior comment 48 in our letter dated July 6, 2011 please disclose the capital you spent in 2010 to convert your proved undeveloped reserves to developed reserves. Please see paragraph (c) of Item 1203 of Regulation S-K.

Response:

As requested, on page 78 of Amendment No. 3 we disclose the capital spent in 2010 to convert proved undeveloped reserves to developed reserves.

*                                              *                                              *                                              *

Any questions regarding the above responses or Amendment No. 3 should be directed to either Dallas Parker at (713) 238-2700 or Andrew J. Stanger at (713) 238-2702.

Thank you for your attention to this filing.

Very truly yours,

/s/ Dallas Parker

Dallas Parker

cc:	Michael R. Starzer
Andrew J. Stanger